REG AB 1123 Statement of Compliance

I am an authorized officer for IndyMac Bank, F.S.B, the servicer for the transactions listed on the attached schedule and I certify:

a)	A review of IndyMac Bank's activities during the reporting period and of its performance under the applicable servicing agreement has been made under my supervision.

b)
To the best of my knowledge, based on such review, except as set forth below IndyMac Bank has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period.

c)	None

By:	/s/ Robert M. Abramian
Robert M. Abramian
First Vice President
Home Loans Servicing
Investor Reporting
IndyMac Bank

By:	/s/ Bart Vincent
Bart Vincent
First Vice President
HLS-Finance
Financial
IndyMac Bank

Prepared for:	LaSalle Bank

Date:	February 28, 2007

Ref:	MLMI 2006-HE5 431

www.indymacbank.com
7700 W. Parmer Lane, Bldg D, Austin, TX 78729